Attention Business Editors:

Arizona Star raises issues with securities regulators concerning proposed unsolicited bid by Bema Gold

TORONTO and VANCOUVER, Jan. 21 /CNW/ - Arizona Star Resource Corp. (TSX-V: AZS) announced today that its Special Committee of independent directors has contacted the Ontario and British Columbia Securities Commissions in connection with Bema Gold Corporation's proposed unsolicited take-over bid for Arizona Star.

For more than 10 years prior to December 16, 2004, Bema managed Arizona Star under two management agreements. During that period, all of Arizona Star's senior officers were also officers of Bema, and at least half (and frequently a majority) of Arizona Star's directors were also officers and/or directors of Bema. Bema was, in every meaningful sense of the word, an "insider" of Arizona Star having unfettered access to, and control of, the management and affairs of the Company.

At a meeting of Arizona Star's shareholders held on December 16, 2004, new directors of Arizona Star were elected, with the concurrence of Bema, and new management of Arizona Star was appointed. Bema's management contract to provide services to Arizona Star continues in place. Arizona Star currently has five directors, one of whom is a senior officer of Bema who also acted as President of Arizona Star for several years up to December 16, 2004.

On December 20, 2004, Bema announced that it intended to make an unsolicited share exchange take-over bid to acquire all of the outstanding common shares of Arizona Star. Bema has not yet commenced its bid.

Since Bema's announcement, Arizona Star has repeatedly advised Bema that, given its insider relationship with Arizona Star, Bema's bid would be an "insider bid" under applicable securities laws and therefore that Bema would have to obtain an independent valuation of Arizona Star before commencing its bid. Bema recently advised Arizona Star that Bema disagrees and does not intend to obtain a valuation.

The Special Committee of Arizona Star instructed its counsel to raise the "insider bid" issues with staff of the Ontario and British Columbia Securities Commissions, and counsel did so on January 20, 2005. Arizona Star is awaiting responses from the Commissions and from Bema.

As previously announced, the Special Committee has engaged National Bank Financial to advise the Special Committee and the Board of Directors in connection with Bema's proposed bid and related matters, including assisting the Special Committee to identify and develop alternatives that would maximize value for all Arizona Star shareholders.

Arizona Star holds a 25% interest in the Cerro Casale gold-copper project located in Chile. Placer Dome holds a 51% interest in the project and is the operator. Bema Gold holds the remaining 24% interest in the project.

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release. Arizona Star Resource Corp. trades on the TSX Venture Exchange under the symbol AZS.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

Special Committee of the Board, Tel: (416) 367-9292 or Paul A. Parisotto, President and CEO, Tel.: (416) 369-9333/ (AZS.)